SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated December 12, 2002

Commission File Number 000-50088

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

BARAN GROUP LTD.
Form 6-K

     Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant’s financial statements for the quarter ended September 30, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is a report of the Registrant’s board of directors for the three and nine-month periods ended September 30, 2002.

     Attached hereto as Exhibit 3 and incorporated by reference herein is a press release issued by the Registrant on December 12, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD.

By:	\Meir Dor\

Meir Dor Chairman of the Board and Chief Executive Officer

Date: December 12, 2002

EXHIBIT INDEX

Exhibit
Number	Description

1	The Registrant's condensed consolidated unaudited interim financial statements for the nine month period ended September 30, 2002

2	The report of Registrant's board of directors reporting Registrant's results of operations for the nine month period ended September 30,
2002 and the quarter then ended

3	Press release issued by the Registrant on December 12, 2002

4